January 15, 2007

Barbara C. Jacobs
Assistant Director
Division of Corporation Finance - Mail Stop 4561
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

     Re:   GraphOn Corporation
           Post Effective Amendment No. to a
           Registration Statement Filed
           September 26, 2006
           File No. 333-124791

           Form 10-KSB for the fiscal year ended
           December 31, 2005
           Filed April 17, 2006
           File No. 0-21683

Ladies and Gentlemen:

      We have received the Staff's letter dated October 20, 2006 containing comments with respect to the above-referenced filings. The remainder of this letter provides the text of your comments followed, in each case, by a response. Capitalized terms used but not defined in this letter have the meanings given to them in such prospectus.

Post-Effective Amendment
Facing Page

1. In future filings, please revise the facing page of your post-effective amendment to properly reflect the nature of form used in the original registration statement and the form currently being used. For instance, the description on the facing page of this post-effective amendment should have read, "Post-effective Amendment No. 1 to Form S-1 on Form SB-2."

Response

      Reference is made to the facing page of Amendment No. 2 to Form S-1 on Form SB-2.


Form 10-KSB
General

2. We understand that GraphOn has filed periodic reports and registration statements under the Regulation S-K system since its initial public offering in 1996. At some point in late 2005/early 2006, it appears that GraphOn determined that it could enter the Regulation S-B system; it then filed a Form 10-KSB for

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Barbara C. Jacobs
January 15, 2007
Page 2


fiscal year 2005 even though all prior periodic reports for 2005 were under the Regulation S-K system. Please advise when and why you made the determination to file your fiscal year 2005 report under Regulation S-B rather than Regulation S-K. This determination does not comport with Item 10(a)(2)(v) of Regulation S-B which states that, "[t]he determination made for a reporting company at the end of a fiscal year governs all reports relating to the [next] fiscal year. An issuer may not change from one category to another with respect to its reports under the Exchange Act for a single fiscal year." As such, we believe that your Form 10-KSB for fiscal year 2005 should be amended to provide S-K level disclosure. Further, please advise how your failure to file in the appropriate reporting scheme impacts your controls and procedures conclusions.

Response

      Pursuant to our conference on November 3, 2006, we have amended our annual report to provide S-K level disclosure. Reference is made to Amendment No. 2 to Form 10-KSB on Form 10-K.

      We do not believe that our failure to file in the appropriate reporting scheme impacts our controls and procedures since the reason we filed on Form 10-KSB rather than Form 10-K was based solely on our reading and interpretation of Item 10(a)(2)(v).


Item 8A. Controls and Procedures, page 40

3. Please note that you must use the entire definition of disclosure controls and procedures exactly as it is stated in Rule 13a-15(e) under the Securities Exchange Act of 1934 or, alternatively, you may simply refer to the definition [in] that Rule.

Response

      Reference is made to our revised disclosure in Item 9A of Amendment No. 2 to Form 10-KSB on Form 10-K.


      We acknowledge that:

  o should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  o the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and
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Barbara C. Jacobs
January 15, 2007
Page 3


  o we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


      We hope you will find this letter responsive to your comments. If you have any questions regarding these responses, please contact Joseph H. Schmitt of Sonnenschein Nath & Rosenthal LLP at (212) 768-6983 or, in his absence, Ira Roxland of the same firm at (212) 768-6999.

                                Very truly yours,

                               /s/ William Swain
                               -----------------
                               William Swain
                               Chief Financial Officer


cc:   Hugh Fuller